SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 22, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of June 30, 2014,

together with the limited review report on interim-period financial statement

CONTENTS

•	Limited review report on interim-period financial statement
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See note 22 to the stand-alone Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of June 30, 2014, and the related statements of income, changes in shareholders’ equity and cash flows for the six-months period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of June 30, 2014, and the related consolidated statements of income and cash flows for the six-months period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA and, except for the effect of the issue mentioned in the third paragraph, with the Argentine professional accounting standards effective in the City of Buenos Aires.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2013, and the related statements of income, changes in shareholders’equity and cash flows for the six-months period ended June 30, 2013, which were presented for comparative purposes, we report that:

a)	On February 19, 2014, we issued an audit report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of December 31, 2013, in which we expressed a qualified opinion due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2013.

b)	On August 8, 2013, we issued a limited review report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of June 30, 2013, which included qualifications due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the rules of the BCRA.

c)	As of June 30, 2014, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 46,662,404, none of which was due as of that date.

d)	To the extent limited by our area of competence, we have no findings on the information included in note 16. to the accompanying stand-alone financial statements as of June 30, 2014, with regard to the requirements established by the CNV (Argentine Securities Commission) with respect to minimum shareholders’ equity and the liquid assets to cover that amount.

City of Buenos Aires,

August 6, 2014

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

JUNE 30, 2014

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2014	12/31/2013
ASSETS

A.	CASH
	Cash on hand	2,196,401	2,685,022
	Due from banks and correspondents
	Central Bank of Argentina	5,151,260	8,254,220
	Local Other	9,773	26,247
	Foreign	711,523	270,963
	Other	509	408
		8,069,466	11,236,860

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	1,988,449	1,203,782
	Government securities under repo transactions with Central Bank of Argentina		88,928
	Holdings booked at amortized cost	349,178	245,007
	Instruments issued by the Central Bank of Argentina	10,516,262	173,031
		12,853,889	1,710,748

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	672,419	639,960
	To the financial sector
	Interfinancing (granted call)	538,000	278,023
	Other financing to Argentine Financial Institutions	25,542	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	710	1,013
	To the non-financial private sector and foreign residents
	Overdrafts	4,583,747	4,383,598
	Documents	4,013,080	4,299,015
	Mortgage loans	2,173,895	2,172,802
	Pledge loans	1,459,221	1,379,732
	Personal loans	11,752,836	11,567,964
	Credit cards	6,746,840	6,347,450
	Other (Note 6.1.)	4,930,890	5,110,770
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	656,125	716,819
	less: Unearned discount	(140,004)	(183,480)
	less: Allowances (Exhibit J)	(1,027,796)	(931,960)
		36,385,505	35,837,417

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2014	12/31/2013
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	546,855	576,879
	Amounts receivable from spot and forward sales pending settlement	3,250,899	574,866
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	92,351	45,824
	Unlisted corporate bonds (Exhibits B, C and D)	326,457	189,405
	Receivables from forward transactions without delivery of underlying asset	16,001	167
	Other receivables not covered by debtors classification standards (Note 6.2.)	570,239	697,615
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	146,906	133,057
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	395	845
	less: Allowances (Exhibit J)	(234,205)	(230,011)
		4,715,898	1,988,647

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	383,911	392,791
	Accrued interest and adjustments	5,625	5,130
	less: Allowances (Exhibit J)	(5,389)	(4,945)
		384,147	392,976

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,082,446	899,080
	Other	100,673	80,488
	less: Allowances (Exhibit J)	(609)	(344)
		1,182,510	979,224

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	5,528	6,116
	Minimum presumed income tax-credit		3,460
	Other (Note 6.3.)	461,808	390,828
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)	224	235
	Other accrued interest and adjustments receivable	26	172
	less: Allowances (Exhibit J)	(7,421)	(6,742)
		460,165	394,069

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	762,703	667,278

I.	OTHER ASSETS (Exhibit F)	473,018	359,631

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	51,762	58,788
	Organization and development costs	304,412	271,759
		356,174	330,547

K.	ITEMS PENDING ALLOCATION	8,313	6,557

TOTAL ASSETS		65,651,788	53,903,954

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2014	12/31/2013
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 6.4.)	6,604,268	4,497,156
	From the financial sector	27,499	26,853
	From the non-financial private sector and foreign residents
	Checking accounts	8,301,887	7,523,958
	Savings accounts	8,691,714	7,776,982
	Time deposits	19,772,680	17,520,476
	Investment accounts	159,577	199,003
	Other (Note 6.5.)	1,026,317	828,015
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	383,611	274,761
		44,967,553	38,647,204

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	22,677	21,802
	Banks and International Institutions (Exhibit I)	416,062	325,664
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	865,279	693,483
	Amounts payable for spot and forward purchases pending settlement	93,223	45,271
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	3,267,132	700,620
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)		70,000
	Other financing received from Argentine financial institutions	22,979	25,159
	Accrued interest payable		96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other (Note 6.6. and Exhibit I)	2,914,193	2,340,284
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	71,492	57,079
		7,673,037	4,307,325

N.	OTHER LIABILITIES
	Dividends payable	461,204
	Fees	63	10,063
	Other (Note 6.7.)	1,258,981	1,201,813
		1,720,248	1,211,876

O.	PROVISIONS (Exhibit J)	130,916	126,130

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	1,223,870	981,142

Q.	ITEMS PENDING ALLOCATION	4,938	2,846

TOTAL LIABILITIES		55,720,562	45,276,523

SHAREHOLDERS' EQUITY (As per related statement)		9,931,226	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		65,651,788	53,903,954

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014	12/31/2013
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	72,434,035	57,094,195

Contingent	11,162,799	11,668,961
Guarantees received	10,700,997	11,279,107
Other not covered by debtors classification standards	120	167
Contingent debit-balance contra accounts	461,682	389,687
Control	59,261,186	40,341,947
Receivables classified as irrecoverable	1,333,979	1,197,495
Other (Note 6.8.)	57,000,876	38,429,674
Control debit-balance contra accounts	926,331	714,778
Derivatives (Exhibit O)	2,010,050	5,083,287
Notional value of put options taken (Note 11.c))	8,330	6,676
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,024,608	2,916,785
Interest rate swap (Note 11.b))	35,000	50,000
Derivatives debit-balance contra accounts	942,112	2,109,826

CREDIT-BALANCE ACCOUNTS	72,434,035	57,094,195

Contingent	11,162,799	11,668,961
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	114,638	129,505
Other guarantees provided not covered by debtors classification standards	150,617	151,489
Other covered by debtors classification standards (Exhibits B, C and D)	196,427	108,693
Contingent credit-balance contra accounts	10,701,117	11,279,274
Control	59,261,186	40,341,947
Checks to be credited	926,331	714,778
Control credit-balance contra accounts	58,334,855	39,627,169
Derivatives (Exhibit O)	2,010,050	5,083,287
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	942,112	2,109,826
Derivatives credit-balance contra accounts	1,067,938	2,973,461

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2014	06/30/2013

A.	FINANCIAL INCOME
	Interest on cash and due from banks	63	121
	Interest on loans to the financial sector	29,803	18,710
	Interest on overdrafts	690,263	466,165
	Interest on documents	487,629	273,048
	Interest on mortgage loans	228,162	141,589
	Interest on pledge loans	122,909	86,379
	Interest on credit card loans	797,725	402,818
	Interest on financial leases	40,328	32,392
	Interest on other loans (Note 6.9.)	2,566,394	1,894,488
	Net income from government and private securities (Note 6.10.)	783,802	137,522
	Interest on other receivables from financial intermediation	1,268	1,409
	Income from guaranteed loans - Presidential Decree No. 1,387/01	26,594	15,397
	CER (Benchmark Stabilization Coefficient) adjustment	56,462	21,224
	CVS (Salary Variation Coefficient) adjustment	431	345
	Difference in quoted prices of gold and foreign currency	627,849	210,739
	Other (Note 6.11.)	263,236	93,752
		6,722,918	3,796,098

B.	FINANCIAL EXPENSE
	Interest on savings accounts	22,415	19,483
	Interest on time deposits	2,361,901	1,273,495
	Interest on interfinancing received loans (received call)	686	2,302
	Interest on other financing from Financial Institutions	12	7
	Interest on other liabilities from financial intermediation	45,350	29,589
	Interest on subordinated bonds	58,332	37,541
	Other interest	1,603	1,653
	CER adjustment	5,975	2,121
	Contribution to Deposit Guarantee Fund	35,799	29,962
	Other (Note 6.12.)	440,905	284,107
		2,972,978	1,680,260

	GROSS INTERMEDIATION MARGIN - GAIN	3,749,940	2,115,838

C.	PROVISION FOR LOAN LOSSES	274,225	222,810

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	35,118	77,315
	Related to deposits	1,224,538	903,510
	Other commissions	34,505	23,525
	Other (Note 6.13.)	684,231	493,303
		1,978,392	1,497,653

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2014	06/30/2013

E.	SERVICE-CHARGE EXPENSE
	Commissions	119,009	87,938
	Other (Note 6.14.)	392,306	293,723
		511,315	381,661

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,321,056	1,043,875
	Directors' and statutory auditors' fees	121,228	39,994
	Other professional fees	83,382	60,640
	Advertising and publicity	45,355	39,673
	Taxes	137,489	91,976
	Depreciation of equipment	57,876	44,048
	Amortization of organization costs	52,504	37,652
	Other operating expenses (Note 6.15.)	338,200	246,196
	Other	167,663	115,313
		2,324,753	1,719,367

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,618,039	1,289,653

G.	OTHER INCOME
	Income from long-term investments	215,575	89,883
	Penalty interest	26,346	20,303
	Recovered loans and allowances reversed	48,731	58,485
	CER adjustments	69	31
	Other (Note 6.16.)	72,256	50,958
		362,977	219,660

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	1	17
	Charges for other receivables uncollectibility and other allowances	19,259	25,496
	Depreciation and loss of other assets	707	568
	Goodwill amortization	7,026	7,026
	Other (Note 6.17.)	40,083	28,929
		67,076	62,036

	NET INCOME BEFORE INCOME TAX - GAIN	2,913,940	1,447,277

I.	INCOME TAX (Note 4.)	995,000	529,000

	NET INCOME FOR THE PERIOD - GAIN	1,918,940	918,277

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014								06/30/2013 (1)
				Earnings reserved
Changes	Capital stock (2)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (3)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,563	398,755	4,511	1,500,169		3,614,033	2,515,400	8,627,431	6,199,101

Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 29, 2014 and April 11, 2013, respectively
- Legal reserve				488,713			(488,713)
- Cash dividends (4)						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (3)					95,326		(95,326)
- Voluntary reserve for future distribution of earnings						1,911,651	(1,911,651)
- Personal assets tax on share and interests							(19,712)	(19,712)	(15,234)

Reversal of special reserve for Subordinated Corporate Bonds (3)					(61,774)		61,774

Other changes derived from the legal merger with Banco Privado de Inversiones S.A.		744					77	821

Net income for the period - Gain							1,918,940	1,918,940	918,277

Balances at the end of the period	594,563	399,499	4,511	1,988,882	33,552	4,929,430	1,980,789	9,931,226	7,102,144

(1) See Note 3.2.

(2) See Note 9. and Exhibit K.

(3) See Note 3.5.0.2) and Note 10.

(4) See Note 20.

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014	06/30/2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	11,249,840	8,819,683
Cash at the end of the period	9,777,390	7,004,379
Net decrease in cash	(1,472,450)	(1,815,304)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(6,389,266)	(778,679)
Loans
To the financial sector	(199,702)	(179,744)
To the non-financial government sector	49,664	19,771
To the non-financial private sector and foreign residents	4,348,300	833,931
Other receivables from financial intermediation	(2,380,607)	(1,497,127)
Receivables from financial leases	48,713	(22,304)
Deposits
From the financial sector	646	235
From the non-financial government sector	1,845,771	(356,575)
From the non-financial private sector and foreign residents	2,052,885	1,621,804
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(70,782)	(2,281)
Others (except liabilities included under financing activities)	679,021	(143,126)
Collections related to service-charge income	1,971,502	1,493,664
Payments related to service-charge expenses	(508,592)	(369,601)
Administrative expenses paid	(2,279,520)	(1,635,984)
Payment of organization and development costs	(85,157)	(60,761)
Net collections from penalty interest	26,345	20,286
Differences from payments related to court orders	(1,785)	(3,887)
Collections of dividends from other companies	5,648
Other collections related to other income and losses	70,616	55,414
Net payments from other operating activities	(904,913)	(400,528)
Payment of income tax	(912,237)	(436,464)
Net cash flows used in operating activities	(2,633,450)	(1,841,956)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014	06/30/2013
Investing activities
Net payments for bank premises and equipment	(129,811)	(69,401)
Net payments for other assets	(132,934)	(38,360)
Net cash flows used in investing activities	(262,745)	(107,761)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(36,255)	(22,532)
Central Bank of Argentina
Other	165	(1,304)
Banks and International Institutions	84,861	(182,635)
Subordinated corporate bonds	(59,460)	(39,093)
Financing received from Argentine financial institutions	(2,192)	13,252
Net cash flows used in financing activities	(12,881)	(232,312)

Financial income and holding gains on cash and cash equivalents	1,436,626	366,725

Net decrease in cash	(1,472,450)	(1,815,304)

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. (see Note 2.6.), respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of June 30, 2014 and December 31, 2013, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,957,692 and 1,178,587 (including 75,473 and 62,915 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of June 30, 2014 and December 31, 2013, the deposits held by the Salta Provincial Government with the Bank amounted to 1,487,338 and 1,508,357 (including 238,565 and 200,346 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

As of June 30, 2014 and December 31, 2013, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,430,805 and 758,639 (including 116,960 and 103,063 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of June 30, 2014 and December 31, 2013, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 2,362,129 and 1,720,895 (including 562,046 and 502,803 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of June 30, 2014 and December 31, 2013, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 16,163 and 12,688, respectively.

Also, as of June 30, 2014 and 2013, net income recorded through the method mentioned in the previous paragraph amounted to 17,017 and 12,974, respectively.

2.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement", which established the merger of the latter with and into Banco Macro S.A. retroactively effective since January 1, 2013, based on the financial statements of the banks as of December 31, 2012.

On June 10, 2013, the special general shareholders’ meetings of Banco Macro S.A. and Banco Privado de Inversiones S.A., approved the preliminary merger agreement, the special purpose consolidated merger balance sheet as of December 31, 2012, the shares exchange relationship and the corresponding increase in capital of the absorbing entity.

The share exchange relationship was agreed at 0.106195 of common share of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A.. Therefore, after the required authorizations and registrations with the various regulatory agencies involved, Macro Fiducia S.A.and Macro Securities S.A., as minority shareholders of Banco Privado de Inversiones S.A., received 77,860 common Class B shares in Banco Macro S.A. with a face value of pesos 1. Such shares in turn were sold on the market during June of 2014.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.).

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of June 30, 2014 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2014, are presented comparatively with data for the same period in the prior fiscal year.

Additionally, as a result of the merger described in Note 2.6., the Bank’s financial statements and supplementary information as of June 30, 2013, were restated for comparative purposes, and as a result, we consolidated the stand-alone statements of income, changes in shareholders’ equity and cash flows of Banco Macro S.A. and former Banco Privado de Inversiones S.A., as of June 30, 2013. The merger effects were not material.

3.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to make those adjustments are required by Technical Resolutions (TR) No. 6 and No. 17 issued by FACPCE (Argentine Federation of Professional Councils in Economic Sciences), which were amended by TR No. 39, issued by the mentioned Federation on October 4, 2013 and approved by Professional Council in Economic Sciences of the City of Buenos Aires on April 16, 2014. These standards establish mainly, the existence of an inflation rate accumulated over a three-year period reaching or exceeding 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses), as a fact that identifies an inflation context that warrants adjusting the financial statements so that they are stated in constant currency as of the related date.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, General Resolution No. 4/2003 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3,921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of June 30, 2014 and 2013 and December 31, 2013, were as follows:

a)  Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)  Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the following paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values   calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return.

As of June 30, 2014 and December 31, 2013, the present value calculated by the Bank for these securities amounted to 355,006 and 254,767, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the   related statements of income.

c)  Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of June 30, 2014 and December 31, 2013, the present value reported by the Central Bank for these securities amounted to 401,657 and 300,386, respectively.

d)  Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)  CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

f)  Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)  Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

 The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

h)  Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)  Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)  Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)  Valuation of derivatives:

k.1)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

k.2)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.3)	Put options taken: valued at the agreed-upon exercise price.

See also Note 11.

l)  Severance payments:

The Bank charges these payments directly to expenses.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

m) Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n) Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

o) Shareholders’ equity accounts:

o.1) They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

o.2) Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (see Note 10.a.1)). This reserve is reversed on a monthly basis as the related interest is recorded in the related statement of income.

p) Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	06/30/2014	12/31/2013	06/30/2013
Cash	8,069,466	11,236,860	6,980,969

Government and private securities
Instruments issued by the Central Bank	1,707,924	12,980	23,410
Cash and cash equivalents	9,777,390	11,249,840	7,004,379

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As June 30, 2014 and 2013, the Bank estimated an income tax charge of 995,000 and 529,000, respectively; hence, no minimum presumed income tax should be assessed for the six-month periods ended on such dates.

Additionally, as of June 30, 2014, the Bank made income tax prepayments for 295,826 for the 2014 fiscal year, which will be applied to the tax amount assessed in the 2014 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

5.1.	Valuation standards

The main items with differences in valuation matters as of June 30, 2014 and December 31, 2013 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item	06/30/2014	12/31/2013	06/30/2014	06/30/2014	12/31/2013	06/30/2014
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	3,869	34,828	(30,959)	5,166	35,162	(29,996)
Instruments issued by the Central Bank and booked at amortized cost	20,386	41	20,345	21,027	41	20,986
Guaranteed loans – Presidential Decree No. 1,387/01	15,316	(13,614)	28,930	15,316	(13,614)	28,930
Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(87,824)	(92,636)	4,812	(87,824)	(92,636)	4,812
Other	(55,711)	(58,060)	2,349	(55,711)	(58,060)	2,349

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item (contd.)	06/30/2014	12/31/2013	06/30/2014	06/30/2014	12/31/2013	06/30/2014
Interests in other companies (c)	30,762	25,012	5,750
Deferred assets – Income tax (d)	137,128	92,016	45,112	165,952	116,694	49,258
Other assets (e)	685	1,717	(1,032)	685	1,717	(1,032)
Liabilities – Provisions (f)	(88,313)	(67,994)	(20,319)	(88,313)	(67,994)	(20,319)
Total	(23,702)	(78,690)	54,988	(23,702)	(78,690)	54,988

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the six-month period ended June 30, 2013, would have increased by 57,868.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán S.A. prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank recorded interest rate swap agreements under memorandum accounts in conformity with Central Bank accounting standards. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

b)	There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at the end of the period, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	06/30/2014	12/31/2013

Other loans	3,526,386	4,097,387
Export financing and prefinancing	1,404,504	1,013,383
	4,930,890	5,110,770

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	06/30/2014	12/31/2013

Debt securities issued by financial trusts	308,596	423,682
Certificates of participation in financial trusts	240,144	273,933
Other	21,499
	570,239	697,615

6.3)	Other receivables – Other

Sundry receivables	208,850	200,714
Security deposits	156,048	134,079
Advanced prepayments	74,972	40,531
Tax prepayments	4,864	2,781
Other	17,074	12,723
	461,808	390,828

6.4)	Deposits - Nonfinancial government sector

Checking accounts	2,868,523	1,898,509
Time deposits	2,657,983	1,425,462
Investment accounts	237,780	187,565
Savings accounts	174,580	385,790
Accrued interest, adjustments and listed price differences payable	50,630	27,973
Other	614,772	571,857
	6,604,268	4,497,156

6.5)	Deposits - From the non-financial private sector and foreign residents - Other

Expired time deposits	614,908	497,450
Unemployment fund for workers of the construction industry	183,589	166,772
Attachments	181,784	132,396
Security deposits	2,516	2,040
Other	43,520	29,357
	1,026,317	828,015

6.6)	Other liabilities from financial intermediation - Other

Purchase financing payables	992,420	815,696
Other payment orders pending settlement	523,420	411,831
Other withholdings and additional withholdings	431,790	345,333
Miscellaneous not subject to minimum cash requirements	268,234	254,458
Collections and other transactions on account and behalf of others	261,886	239,308
Miscellaneous subject to minimum cash requirements	122,920	101,056
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.)	87,186	87,186
Retirement pension payment orders pending settlement	44,784	29,253
Other	181,553	56,163
	2,914,193	2,340,284

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.7)	Other Liabilities - Other

	06/30/2014	12/31/2013

Taxes payable (net of prepayments)	962,931	877,909
Miscellaneous payables	144,121	121,262
Salaries and payroll taxes payable	93,957	159,677
Withholdings on salaries	49,792	38,106
Prepayment for the sale of assets	8,180	4,859
	1,258,981	1,201,813

6.8)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody – ANSES (Argentine social security administration)	44,173,781	29,197,830
Securities in custody – Other	8,212,415	4,708,604
Checks and securities not yet collected	2,654,218	2,989,649
Checks and securities to be debited	1,171,099	836,416
Managed portfolios (see Note 12.)	657,480	603,851
Checks and securities to be collected	131,883	93,324
	57,000,876	38,429,674

6.9)	Financial income – Interest on other loans

	06/30/2014	06/30/2013

Personal loans	2,008,503	1,489,892
Other	557,891	404,596
	2,566,394	1,894,488

6.10)	Financial income – Net income from government and private securities

Government securities	696,952	106,655
Financial trusts	65,523	24,815
Other	21,327	6,052
	783,802	137,522

6.11)	Financial income – Other

Forward foreign-currency transactions offset	135,515	14,445
Premiums on reverse repurchase agreements with the financial sector	83,481	55,156
Interests on loans for export prefinancing and financing	42,152	24,151
Other	2,088
	263,236	93,752

6.12)	Financial expense – Other

Turnover tax and municipal assessments	439,488	282,074
Premiums on repurchase agreements with the financial sector	1,417	1,777
Other		256
	440,905	284,107

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.13)	Service-charge income - Other

	06/30/2014	06/30/2013
Debit and credit card income	476,416	323,424
Rental of safe deposit boxes	38,456	33,818
Service commissions – Joint ventures (see Note 2.5.)	32,147	24,718
Other	137,212	111,343
	684,231	493,303

6.14)	Service-charge expense - Other

Debit and credit card expenses	231,465	150,383
Turnover tax and municipal assessments	88,869	66,631
Commissions paid to lending agents	44,658	60,110
Other	27,314	16,599
	392,306	293,723

6.15)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	106,125	77,281
Security services	105,604	78,083
Electric power and communications	58,086	43,572
Leases	48,376	32,027
Stationery and office supplies	11,511	7,825
Insurance	8,498	7,408
	338,200	246,196

6.16)	Other income – Other

Other adjustments and interest on other receivables	24,103	6,143
Services provided to Banco del Tucumán S.A.	5,281	4,358
Gain on sale of bank premises and equipment, and other assets	764	4,013
Other	42,108	36,444
	72,256	50,958

6.17)   Other expense – Other

Municipal assessment	13,299	2,010
Donations	6,424	7,300
Turnover tax	3,455	1,954
Other	16,905	17,665
	40,083	28,929

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of June 30, 2014 and December 31, 2013 the following Bank’s assets are restricted:

Item	06/30/2014	12/31/2013
Government and private securities
• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2015, securing the role of custodian of FGS (sustainability guarantee fund) investments	103,635	80,513
• Argentine Government bond in Argentine pesos at private Badlar + 300 basics points, maturing 2015 and Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1)	91,095	89,333
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	39,527	33,775
• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2015, for the performance of forward foreign currency trading transactions	23,931	55,136
• Other government and private securities	9,803	8,967
Subtotal government and private securities	267,991	267,724

Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	53,269	43,263
Subtotal Loans	53,269	43,263

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	546,855	511,178

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012	26,738	21,241
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 20,000 made on December 13, 2012	22,711	21,268
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	3,000	3,000
Subtotal other receivables from financial intermediation	599,304	556,687

Other receivables
• Security deposits related to credit card transactions	150,829	129,094

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827

• Other guarantee security.	5,219	4,985
Subtotal other receivables	156,875	134,906
Total	1,077,439	1,002,580

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 4. to the consolidated financial statements):

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	06/30/2014	12/31/2013
ASSETS

Cash		5,838			5,838	4,762

Loans				230,226	230,226	202,705

Other receivables from financial intermediation	24		25,203	122,145	147,372	137,606

Receivables from financial lease			9,494	1,517	11,011	10,055

Other receivables	752				752

Items pending allocation	28				28	44

Total assets	804	5,838	34,697	353,888	395,227	355,172

LIABILITIES

Deposits		1,039	43,765	40,002	84,806	117,550
Other liabilities from financial intermediation	23		15,980	21,499	37,502	96,878
Total liabilities	23	1,039	59,745	61,501	122,308	214,428

MEMORANDUM ACCOUNTS

Credit-balance accounts – Contingent	923		1,770	1,184	3,877	1,953

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	06/30/2014	06/30/2013

INCOME (EXPENSE)

Financial income	21		481	12,161	12,663	6,877

Financial expense	(965)			(12,425)	(13,390)	(5,940)

Service-charge income	15	1	35	1,094	1,145	2,338

Administrative expenses	(6)				(6)	(6)

Other income	5,721				5,721	4,777

Total income / (loss)	4,786	1	516	830	6,133	8,046

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2014, amounted to 594,563. Since December 31, 2011, the Bank’s capital stock has changed as follows.

As of December 31, 2011	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

As of June 30, 2014	594,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in the merger process with Banco Macro S.A. (see also Note 2.6.).

Moreover, during fiscal year 2011, the Bank acquired a total of 10,000,000 proprietary registered Class B shares of common stock for a total amount of 92,919. The Bank´s General Shareholder´s Meeting could decide to sell those shares during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be canceled. The three-year term will be effective on September, 2014.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 06/30/2014	06/30/2014	12/31/2013

Subordinated – Class 1	USD 150,000,000	(a.1)	USD 150,000,000	1,223,870	981,142

Non-subordinated – Class 2	USD 150,000,000	(a.2)	USD 106,395,000	895,720	718,044
Total				2,119,590	1,699,186

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No, 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 20.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in Buenos Aires City. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of June 30, 2014 and December 31, 2013 are as follows:

Transaction	06/30/2014	12/31/2013
Net position of repurchase agreements	(3,067,618)	(569,919)
Net debit position of forward transactions without delivery of the underlying asset (a)	82,496	806,959
Interest rate swaps (b)	35,000	50,000
Position of put options taken (c)	8,330	6,676

Net income (loss) resulting from these transactions for the six-month periods ended June 30, 2014 and 2013, amount to income (loss):

Transaction	06/30/2014	06/30/2013
Premiums on reverse repurchase agreements	83,614	55,156
Premiums on repurchase agreements	(1,417)	(1,777)
Interest rate swap	1,955	(255)
Forward foreign-currency transactions offset	135,515	14,445
Total	219,667	67,569

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of June 30, 2014 and December 31, 2013, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect, on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 35,000 and 50,000, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire before October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

(c)	As of June 30, 2014, this includes a put option taken with Carpoint S.A. of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period is between September 24, 2015, and September 23, 2016, both dates inclusive.

12.	PORTFOLIO MANAGEMENT

As of June 30, 2014 and December 31, 2013, the Bank manages the following portfolios:

	Managed portfolio as of
Item	06/30/2014	12/31/2013
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,033	14,039

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Managed portfolio as of
Item (Cont.)	06/30/2014	12/31/2013
• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,025	42,082
• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.,	104,493	107,875
• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	73,820	74,069
• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	57,939	58,169
• On November 22, 2012 and 2013, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I” and “SECANE II”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	178,303	183,845
• Other portfolios managed by the Bank.	186,867	123,772
Total	657,480	603,851

13.	MUTUAL FUNDS

As of June 30, 2014, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)
Pionero Pesos	344,465,285	679,348	534,518
Pionero Renta Ahorro	383,751,757	1,066,125	1,072,215
Pionero F F	144,617,845	348,845	364,455
Pionero Renta	40,393,826	253,324	252,030
Pionero Acciones	1,372,555	9,759	9,724
Pionero Renta Dólares	6,027	19
Pionero Empresas FCI Abierto PYMES	63,820	81	42
Pionero Consumo	80,081	98	74
Argenfunds Renta Pesos	78,080	64	69
Argenfunds Renta Argentina	87,939,453	86,965	87,072
Argenfunds Ahorro Pesos	312,286,873	462,036	488,904
Argenfunds Renta Privada FCI	225,730,683	324,922	325,804
Argenfunds Abierto Pymes	949,218	1,093	1,064

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.2428% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10752 of February 18, 2014.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency, are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of June 30, 2014 and December 31, 2013, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	06/30/2014	12/31/2013
Certificates of participation:
Frávega Créditos XII (a)	14,070	44,717
Other	2,242	5,384
Subtotal certificates of participation	16,312	50,101

Debt securities:
Underwriting agreements (b)	163,737	281,187
Loma Blanca (c)	92,047	98,412
Other (d)	52,812	44,083
Subtotal debt securities	308,596	423,682
Total	324,908	473,783

(a)	Frávega Créditos XII Trust

On November 29, 2013, Frávega SACI e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into a trust agreement called Fideicomiso Financiero Privado Frávega Créditos XII, whereby the trust issued Class “A” and Class “B” certificates of participation.

The purpose of the trust is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trust, holders of Class “B” certificates of participation will receive the remaining receivables.

As of June 30, 2014 and December 31, 2013, the Bank was the direct beneficiary of 100% of the Class “A” certificates of participation issued by Fideicomiso Financiero Privado Frávega Créditos XII.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Mila and Accicom). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(c)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists in the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(d)	Other

It includes, among others, Chubut oil & gas royalties, which manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the abovementioned trusts, exceed the carrying amount in the related proportions.

Additionally, Note 8.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of June 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts amounted to 13,368 and 10,754, respectively.

Additionally, Note 8.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amounted to 672,570 and 750,214, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 582,484 and 510,516, respectively.

Additionally, Note 8.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT IN THE CAPACITY OF AGENTS BELONGING TO DIFFERENT CATEGORIES OF AGENTS DEFINED BY THE CNV

On September 5, 2013, the CNV issued General Resolution No. 622, as mentioned in Note 19. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is in the process of registering with this agency for the following agent categories: custody of collective investment products (AC PIC FCI), financial trustees (FF) and nonfinancial trustees (FNOF), and clearing and settlement and integral trading agent (ALyC and AN - integral).

The Bank’s shareholder´s equity exceeds the minimum amount required by this regulation, amounting to 24,500, while the required minimum of liquid assets is 14,000, which are made up of available assets in accounts with the Central Bank.

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for June 2014 are listed below, indicating the balances as of month-end of the related accounts:

Item	06/30/2014
Cash
Amounts in Central Bank accounts	5,151,260
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	546,855
Total	5,698,115

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for June 2014, along with its computable capital as of the end of that month:

Item	06/30/2014
Minimum capital requirement	4,274,439
Computable capital	8,830,544
Excess amount	4,556,105

18.	TAX AND OTHER CLAIMS

18.1	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro S.A. for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aries government filed an action for payment and secured a provisional attachment in the amount of 827 (see also Note 7.).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

18.2 Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones S.A., on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

Additionally, there are other claims initiated by consumers’ associations.

18.3 Finally, the Bank and its directors were notified about the opening of financial and exchange proceedings by the Central Bank and other proceedings filed by the UIF (Financial Information Unit). According to the above mentioned agencies position, they are mainly related to regulatory breaches over transactions conducted by Bank customers. These proceedings were or will be challenged or appealed in the administrative field and / or in court, as the case may be.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, resolution is currently pending in a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities.

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market). Moreover, during the first quarter of 2014, there was a strong appreciation of foreign currency and a rise in interest rates, both deposit and lending rates.

Lastly, on December 27, 2012, a new Capital Markets Law was enforced, as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV General Resolution No. 622 dated September 5, 2013. At present, although the regulations provide for a transition period, the law is undergoing a process of gradual implementation and analysis by the various market agents. In addition, several filings and requests for clarification have been filed with the agency, which has issued various interpretations and extensions.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a rate of 4% p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As of June 30, 2014 and December 31, 2013, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 17,496 and 14,208 at the stand-alone level, respectively, and a total of 29,636 and 23,301 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 10.a.1), the upcoming Shareholders’ Meeting shall have to create a special reserve for the interest to be paid upon the maturities, taking place in June and December 2015.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

Additionally, from the amendments introduced by Law No. 26,893, with effect from September 23, 2013, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide how they will be used.

e)	Through Communiqué “A” 5485 as supplemented, the Central Bank establishes the general procedure for distributing earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, and there are no penalties imposed by UIF, weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount.

On April 29, 2014, the Shareholder’s Meeting of the Bank approved the payment of cash dividends amounting to 596,254. Such distribution of earnings was approved by the Central Bank on June 16, 2014. As of June 30, 2014, dividends payable were recorded under Other liabilities – Payable dividends and Other liabilities from financial intermediation – Others. The dividends were paid out in full as of the date of these financial statements.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2014 AND DECEMBER, 31 2013
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013	06/30/2014
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		531,088	25,834	532,559		532,559
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		491,019		468,666		468,666
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		333,174	467,411	327,663		327,663
Federal government bonds in US dollars at 7% - Maturity: 2015		272,993	44,126	153,629		153,629
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		69,480	3,012	73,556		73,556
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		54,934	256,946	55,430		55,430
Federal government bonds in US dollars at 8.75% - Maturity: 2024		47,300
Consolidation bonds in pesos - 6° Serie at 2%- Maturity: 2024		41,792	17,489	44,445		44,445
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019		31,558		358		358
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016		26,824	26,970	26,824		26,824
Other		88,287	361,994	85,798		85,798

Subtotal holdings booked at market value		1,988,449	1,203,782	1,768,928		1,768,928

Government securities under repo transactions with Central Bank of Argentina
- Local

Federal government bonds in US dollars at 7% - Maturity: 2017			88,928

Subtotal government securities under repo transactiones with Central Bank of Argentina			88,928

Holdings booked at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019	193,385	194,911		194,911		194,911
Argentine saving bond for the economy development in US dollars at 4% - Maturity: 07-27-2016	130,172	122,818	98,437	122,818		122,818
Province of Chaco Treasury Bills - Maturity: 07-25-2014	15,762	15,762		15,762		15,762
Province of Entre Ríos Treasury Bills - Maturity: 07-24-2014	15,687	15,687		15,687		15,687
Province of Entre Ríos Treasury Bills - Maturity: 09-25-2014				10,024		10,024
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014			98,759
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars - Maturity: 05-23-2014			37,435
Debt Securities Class 1 - Chubut development and infraestructure bond in US dollars at 4% - Maturity: 10-21-2019			10,376

Subtotal Holdings booked at amortized cost		349,178	245,007	359,202		359,202

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013	06/30/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-10-2014		763,575		763,575		763,575
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-16-2014		445,741		445,741		445,741
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-02-2014		94,953		94,953		94,953
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014			12,980
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		1,304,269	12,980	1,304,269		1,304,269

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-01-2014		2,318,088
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-28-2015		326,758
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-19-2014		146,427
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-10-2014		37,662
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-27-2014		35,451
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-08-2014		15,103
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014		11,680	11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014			21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014			21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014			12,750
Other			17,265
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		2,891,169	85,064

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-13-2014		732,235		732,235		732,235
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-10-2014		616,528		616,528		616,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-06-2014		593,117		593,117		593,117
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-24-2014		574,564		574,564		574,564
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-03-2014		515,927		515,927		515,927
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-08-2014		492,627		492,627		492,627
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-27-2014		481,200		481,200		481,200
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-30-2014		421,283		421,283		421,283
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-23-2014		306,198		306,198		306,198
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-01-2014		290,559		290,559		290,559
Other		620,141		620,141		620,141

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		5,644,379		5,644,379		5,644,379

Central Bank of Argentina Notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 07-23-2014		315,450		315,450		315,450
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 08-20-2014		308,420		308,420		308,420
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		623,870		623,870		623,870

Subtotal Instruments issued by the Central Bank of Argentina		10,463,687	98,044	7,572,518		7,572,518

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013	06/30/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		10,463,687	98,044	7,572,518		7,572,518

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 07-23-2014	52,575	52,575
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-23-2014			39,340

Subtotal Central Bank of Argentina Notes - Under repo Transactions		52,575	39,340

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2014			35,647

Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			35,647	0		0
Total Instruments issued by the Central Bank of Argentina		10,516,262	173,031	7,572,518		7,572,518
Total Government securities		12,853,889	1,710,748	9,700,648		9,700,648

Total government and private Securities		12,853,889	1,710,748	9,700,648		9,700,648

(1) Position without options as of June 30, 2014, includes “Holdings” plus: “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014	12/31/2013

COMMERCIAL

In normal situation	16,280,785	15,697,070
With Senior “A” guarantees and counter-guarantees	1,049,999	1,052,533
With Senior “B” guarantees and counter-guarantees	2,957,317	2,910,554
Without Senior guarantees or counter-guarantees	12,273,469	11,733,983

Subject to special monitoring	111,220	102,511
In observation
With Senior “A” guarantees and counter-guarantees		1,993
With Senior “B” guarantees and counter-guarantees	33,688	35,970
Without Senior guarantees or counter-guarantees	77,532	64,548

Troubled	28,041	22,650
With Senior “B” guarantees and counter-guarantees	12,554	13,060
Without Senior guarantees or counter-guarantees	15,487	9,590

With high risk of insolvency	258,149	222,106
With Senior “B” guarantees and counter-guarantees	120,649	75,006
Without Senior guarantees or counter-guarantees	137,500	147,100

Irrecoverable	12,416	8,385
With Senior “B” guarantees and counter-guarantees	3,057	3,729
Without Senior guarantees or counter-guarantees	9,359	4,656

Subtotal Commercial	16,690,611	16,052,722

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014	12/31/2013

CONSUMER

Performing	21,007,599	20,972,447
With Senior “A” guarantees and counter-guarantees	334,017	314,530
With Senior “B” guarantees and counter-guarantees	1,605,864	1,633,217
Without Senior guarantees or counter-guarantees	19,067,718	19,024,700

Low risk	390,927	316,744
With Senior “A” guarantees and counter-guarantees	1,934	1,578
With Senior “B” guarantees and counter-guarantees	18,347	13,948
Without Senior guarantees or counter-guarantees	370,646	301,218

Medium risk	262,726	206,596
With Senior “A” guarantees and counter-guarantees	253	1,063
With Senior “B” guarantees and counter-guarantees	6,763	6,047
Without Senior guarantees or counter-guarantees	255,710	199,486

High risk	165,203	124,120
With Senior “A” guarantees and counter-guarantees	94	576
With Senior “B” guarantees and counter-guarantees	6,189	4,859
Without Senior guarantees or counter-guarantees	158,920	118,685

Irrecoverable	76,151	62,241
With Senior “B” guarantees and counter-guarantees	8,028	9,065
Without Senior guarantees or counter-guarantees	68,123	53,176

Irrecoverable according to Central Bank's rules	195	284
Without Senior guarantees or counter-guarantees	195	284

Subtotal Consumer	21,902,801	21,682,432
Total	38,593,412	37,735,154

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,460,585	6.38	2,321,319	6.15
50 next largest customers	4,263,272	11.05	3,855,621	10.22
100 next largest customers	3,132,780	8.12	2,724,057	7.22
Other customers	28,736,775	74.45	28,834,157	76.41

Total	38,593,412	100.00	37,735,154	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	27	74,351	20,823	41,663	83,682	93,101	392,590	706,237
Financial sector		543,168	9,953	9,535	17,557	80,432		660,645

Non-financial private sector and foreign residents	550,511	13,195,151	4,842,923	3,292,497	3,109,359	5,302,488	6,933,601	37,226,530

Total	550,538	13,812,670	4,873,699	3,343,695	3,210,598	5,476,021	7,326,191	38,593,412

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	06/30/2014					12/31/2013	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / Year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	726,857	618,886	Financial institution	06-30-14	43,960	808,230	120,059
Macro Securities S.A.	Common	1	1	12,776,680	71,644	54,676	Brokerage house	06-30-14	12,886	69,536	14,953
Macro Fiducia S.A.	Common	1	1	6,475,143	16,149	12,714	Services	06-30-14	6,567	15,842	2,579
Macro Fondos SGFCI S.A.	Common	1	1	327,183	4,006	4,362	Mutual funds management	06-30-14	1,713	19,784	9,586
Foreign
Macro Bank Limited	Common	1	1	9,816,899	354,472	279,298	Financial institution	06-30-14	9,817	354,472	75,173
Subtotal subsidiaries					1,173,128	969,936

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-13	23,599	102,351	39,720
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-13	7,200	7,667	924
Visa Argentina S.A.	Common	1	1	1,141,503	3,554	3,554	Business services	05-31-13	15,000	265,120	203,787
COEL S.A.	Common	1	1	86,236	138	138	Financial Services	12-31-13	1,000	3,281	175
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-12	650	266	(105)
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	121	121	Electronic market	12-31-13	242	24,899	8,677
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-13	10,250	44,699	13,201
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-13	18,578	905,856	24,217
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	641	514	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	476	382	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Subtotal non-subsidiaries					8,270	8,049

Total in financial institutions, supplementary and authorized activities					1,181,398	977,985

In other companies
- Non-subsidiaries
In Argentina
Other					1,681	1,551
Foreign
SWIFT S.A.	Common	1	1	5	40	32	Services	12-31-13	2,342,902	2,925,690	186,418
Total in other companies					1,721	1,583
Total (1)					1,183,119	979,568

(1) As of June 30, 2014 and December 31, 2013 the Bank booked allowances for impairment in value amounting to 609 and 344, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book				Depreciation for the period		Net book
Item	value at beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	375,089	19,357	18,970	170	50	8,616	404,630
Furniture and facilities	86,216	13,348			10	6,647	92,917
Machinery and equipment	173,736	96,752			5	35,711	234,777
Vehicles	32,237	5,258		214	5	6,902	30,379

Total	667,278	134,715	18,970	384		57,876	762,703

Other assets
Works in progress	117,785	122,578	(13,911)				226,452
Works of art	1,170						1,170
Prepayments for the purchase of assets	20,195	2,464	(2,884)				19,775
Foreclosed assets	8,908	98		89	50	44	8,873
Leased buildings	570				50	1	569
Stationery and office supplies	10,066	41,296		30,473			20,889
Other assets	200,937	5,453	(2,175)	8,291	50	634	195,290

Total	359,631	171,889	(18,970)	38,853		679	473,018

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book		Amortization for the period		Net book
Item	value at beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	58,788		10	7,026	51,762
Organization and development costs (b)	271,759	85,157	5	52,504	304,412

Total	330,547	85,157		59,530	356,174

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and former Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	5,526,169	12.29	3,926,242	10.16
50 next largest customers	4,901,675	10.90	5,256,030	13.60
100 next largest customers	2,763,554	6.15	2,457,322	6.36
Other customers	31,776,155	70.66	27,007,610	69.88

Total	44,967,553	100.00	38,647,204	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	36,639,052	6,746,317	1,437,583	133,472	10,205	924	44,967,553

Other liabilities from financial intermediation

Central Bank of Argentina	8,042	912	1,405	3,022	6,275	3,021	22,677
Banks and International Institutions	2,124	254,087	165,031				421,242
Non-subordinated corporate bonds		30,441				865,279	895,720
Financing received from Argentine financial institutions	1,405	2,336	3,524	7,127	14,597	29,861	58,850
Other	2,563,182	259,010	2,094	2,378	344	87,185	2,914,193
	2,574,753	546,786	172,054	12,527	21,216	985,346	4,312,682
Subordinated corporate bonds			3,965			1,219,905	1,223,870

Total	39,213,805	7,293,103	1,613,602	145,999	31,421	2,206,175	50,504,105

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

 AS OF JUNE 30, 2014

 (Translation of financial statements originally issued in Spanish - See Note 22)

 (Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period
ALLOWANCES
Loans
For uncollectibility risk and impairment in value	931,960	312,780	207,342	9,602	1,027,796
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,011	5,940	1,746		234,205
Receivables from financial leases
For uncollectibility risk	4,945	615		171	5,389
Investments in other companies
For impairment in value	344	306		41	609
Other receivables
For uncollectibility risk	6,742	1,012		333	7,421

Total allowances	1,174,002	320,653	209,088	10,147	1,275,420

PROVISIONS
Contingent commitments	4,806	9		951	3,864
For other contingencies	107,116	15,309	12,640	229	109,556
Difference from court deposits dollarization	14,208	3,519		231	17,496

Total Provisions	126,130	18,837	12,640	1,411	130,916

(1) See notes 3.5.f). and 3.5.m).

Jorge H. Brito

Chairperson

EXHIBIT K

 CAPITAL STRUCTURE

 AS OF JUNE 30, 2014

 (Translation of financial statements originally issued in Spanish - See Note 22)

 (Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued	Own
Class	Stock number	share	Outstanding	Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,327,358	1	573,327	10,000	583,327

Total	594,563,028		584,563	10,000	594,563

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

 FOREIGN CURRENCY BALANCES

 AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

 (Translation of financial statements originally issued in Spanish - See Note 22)

  (Figures stated in thousands of pesos)

	06/30/2014																12/31/2013
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayans	Chilean
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	peso	peso	Guarani	Real	Euro	Total

ASSETS
Cash	4,184,635	4,124,910	4,541	989	128	1,735	198	236	528	37	401	1,294	595	609	9,597	38,837	5,245,008
Government and private securities	739,202	739,202															393,573
Loans	2,361,653	2,361,653															1,876,819
Other receivables from financial intermediation	378,926	378,926															281,830
Receivables from financial leases	9,497	9,497															7,986
Investments in other companies	355,629	355,629															280,226
Other receivables	72,087	72,084														3	68,964
Items pending allocation	1,879	1,879															988

Total	8,103,508	8,043,780	4,541	989	128	1,735	198	236	528	37	401	1,294	595	609	9,597	38,840	8,155,394

LIABILITIES
Deposits	2,782,594	2,782,594															2,461,071
Other liabilities from financial intermediation	2,279,533	2,261,179	164	93		66	96									17,935	1,785,933
Other liabilities	2,928	2,928															2,346
Subordinated corporate bonds	1,223,870	1,223,870															981,142
Items pending allocation	755	755															77

Total	6,289,680	6,271,326	164	93		66	96									17,935	5,230,569

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,179,836	1,179,819														17	1,015,408
Control	1,274,226	1,209,440					10									64,776	923,080
Derivatives	8,330	8,330															6,676
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	221,614	221,010														604	172,687
Control	16	16															130

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Item	06/30/2014 (1)	12/31/2013 (1)

Loans
Overdrafts	43,562	59,980
Without Senior guarantees or counter-guarantees	43,562	59,980
Documents	731	4,150
With Senior “A” guarantees and counter-guarantees	102	1,776
Without Senior guarantees or counter-guarantees	629	2,374
Mortgage and pledge	9,361	11,568
With Senior “B” guarantees and counter-guarantees	8,647	10,441
Without Senior guarantees or counter-guarantees	714	1,127
Personal	659	309
Without Senior guarantees or counter-guarantees	659	309
Credit cards	20,480	23,641
Without Senior guarantees or counter-guarantees	20,480	23,641
Other	119,427	64,396
Without Senior guarantees or counter-guarantees	119,427	64,396

Total loans	194,220	164,044

Other receivables from financial intermediation		2,072

Receivables from financial leases and other	11,358	10,514

Contingent Commitments	3,877	1,953

Investments in other companies	1,173,603	970,411

Total	1,383,058	1,148,994

Provisions	2,506	1,910

(1) As of June 30, 2014 and December 31, 2013 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

					Originally		Weighted daily
					agreed	Residual	average term
	Purpose of the				weighted	weighted	of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	36	27		8,330

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		3,067,618

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	6	2	1	1,499,589

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	6	4	30	467,131

Swaps	Intermediation - own account	Other	Other	MAE (over-the-counter electronic market)	60	7	30	35,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2014	12/31/2013
ASSETS

A.	CASH
	Cash on hand	2,680,286	3,232,931
	Due from banks and correspondents
	Central Bank of Argentina	5,914,689	8,937,649
	Local Other	12,921	26,423
	Foreign	1,384,591	663,118
	Other	509	408
		9,992,996	12,860,529

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings booked at market value	3,262,178	1,928,841
	Government securities under repo transactions with Central Bank of Argentina		88,928
	Holdings booked at amortized cost	354,286	250,513
	Instruments issued by the Central Bank of Argentina	11,225,573	173,031
	Investments in listed private securities	3	3
		14,842,040	2,441,316

C.	LOANS
	To the non-financial government sector	672,468	640,158
	To the financial sector
	Interfinancing - (granted call)	778,000	308,023
	Other financing to Argentine financial institutions	25,542	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	801	1,163
	To the non-financial private sector and foreign residents
	Overdrafts	4,692,404	4,449,988
	Documents	4,061,448	4,320,772
	Mortgage loans	2,319,462	2,308,916
	Pledge loans	1,513,291	1,429,414
	Personal loans	14,051,452	13,873,830
	Credit cards	7,298,748	6,841,356
	Other	5,034,980	5,206,630
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	724,226	779,436
	less: Unearned discount	(142,445)	(186,547)
	less: Allowances (Note 5.)	(1,113,604)	(1,006,495)
		39,916,773	39,022,355

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2014	12/31/2013
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	629,033	648,015
	Amounts receivable from spot and forward sales pending settlement	3,729,497	774,525
	Securities and foreign currency receivables from spot and forward purchases pending settlement	108,527	208,774
	Unlisted corporate bonds	335,089	270,690
	Receivables from forward transactions without delivery of underlying asset	16,001	167
	Other receivables not covered by debtors classification standards	632,497	763,238
	Other receivables covered by debtors classification standards	287,895	246,284
	Accrued interest receivables covered by debtors classification standards	398	846
	less: Allowances (Note 5.)	(236,900)	(232,290)
		5,502,037	2,680,249

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	376,217	385,717
	Accrued interest and adjustments	5,708	5,158
	less: Allowances (Note 5.)	(5,461)	(5,015)
		376,464	385,860

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,117	893
	Other	14,022	13,883
	less: Allowances (Note 5.)	(1,586)	(1,330)
		13,553	13,446

G.	OTHER RECEIVABLES
	Receivables from sale of assets	5,528	6,116
	Minimum presumed income tax-credit		3,460
	Other	515,296	432,289
	Accrued interest and adjustments receivable on from sale of assets	224	235
	Other accrued interest and adjustments receivable	26	172
	less: Allowances (Note 5.)	(7,606)	(6,929)
		513,468	435,343

H.	BANK PREMISES AND EQUIPMENT, NET	831,433	735,663

I.	OTHER ASSETS	485,903	364,670

J.	INTANGIBLE ASSETS
	Goodwill	51,762	58,788
	Organization and development costs	320,925	285,191
		372,687	343,979

K.	ITEMS PENDING ALLOCATION	11,360	11,624

TOTAL ASSETS		72,858,714	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2014	12/31/2013
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	9,203,621	6,580,041
	From the financial sector	27,519	26,874
	From the non-financial private sector and foreign residents
	Checking accounts	10,003,801	8,602,700
	Savings accounts	9,466,995	8,440,709
	Time deposits	20,933,116	18,416,520
	Investment accounts	159,577	199,003
	Other	1,086,132	878,032
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	397,508	283,139
		51,278,269	43,427,018

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	22,807	21,994
	Banks and International Institutions	416,062	325,664
	Non-subordinated Corporate Bonds	865,279	693,483
	Amounts payable for spot and forward purchases pending settlement	186,110	241,942
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,683,537	863,570
	Financing received from Argentine financial institutions
	Other financing received from Argentine financial institutions	22,979	25,159
	Accrued interest payable		96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other	3,038,206	2,440,877
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	71,492	57,079
		8,306,472	4,697,731

N.	OTHER LIABILITIES
	Dividends payable	461,204
	Fees	631	11,224
	Other	1,394,982	1,314,477
		1,856,817	1,325,701

O.	PROVISIONS (Note 5.)	171,744	159,381

P.	SUBORDINATED CORPORATE BONDS	1,223,870	981,142

Q.	ITEMS PENDING ALLOCATION	8,665	7,128

	MINORITY INTERESTS IN SUBSIDIARIES	81,651	69,502

	TOTAL LIABILITIES	62,927,488	50,667,603

	SHAREHOLDERS' EQUITY	9,931,226	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		72,858,714	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014	12/31/2013
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	78,271,564	61,359,882

Contingent	11,551,441	11,983,952
Guarantees received	11,092,193	11,593,922
Other not covered by debtors classification standards	120	167
Contingent debit-balance contra accounts	459,128	389,863

Control	64,247,417	43,775,080
Receivables classified as irrecoverable	1,403,116	1,256,611
Other	61,917,970	41,803,691
Control debit-balance contra accounts	926,331	714,778

Derivatives	2,010,050	5,083,287
Notional value of put options taken	8,330	6,676
Notional value of forward transactions without delivery of underlying asset	1,024,608	2,916,785
Interest rate swap	35,000	50,000
Derivatives debit-balance contra accounts	942,112	2,109,826

Trust activity	462,656	517,563
Trust funds	462,656	517,563

CREDIT-BALANCE ACCOUNTS	78,271,564	61,359,882

Contingent	11,551,441	11,983,952
Other guarantees provided covered by debtors classification standards	112,084	129,681
Other guarantees provided not covered by debtors classification standards	150,617	151,489
Other covered by debtors classification standards	196,427	108,693
Contingent credit-balance contra accounts	11,092,313	11,594,089

Control	64,247,417	43,775,080
Checks to be credited	926,331	714,778
Control credit-balance contra accounts	63,321,086	43,060,302

Derivatives	2,010,050	5,083,287
Notional value of forward transactions without delivery of underlying asset	942,112	2,109,826
Derivatives credit-balance contra account	1,067,938	2,973,461

Trust activity	462,656	517,563
Trust activity credit-balance contra accounts	462,656	517,563

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014	06/30/2013

A. FINANCIAL INCOME
Interest on cash and due from banks	63	121
Interest on loans to the financial sector	41,667	21,880
Interest on overdrafts	703,895	472,574
Interest on documents	492,010	276,347
Interest on mortgage loans	239,187	147,488
Interest on pledge loans	126,706	88,510
Interest on credit card loans	874,409	446,000
Interest on financial leases	40,026	32,253
Interest on other loans	2,962,092	2,173,402
Net income from government and private securities	838,203	132,660
Interest on other receivables from financial intermediation	1,610	1,655
Income from guaranteed loans - Presidential Decree No. 1,387/01	26,594	15,397
CER (Benchmark Stabilization Coefficient) adjustment	56,462	21,224
CVS (Salary Variation Coefficient) adjustment	431	345
Difference in quoted prices of gold and foreign currency	713,996	237,987
Other	269,694	108,640
	7,387,045	4,176,483

B. FINANCIAL EXPENSE
Interest on checking accounts	301	190
Interest on savings accounts	23,219	20,592
Interest on time deposits	2,541,948	1,374,240
Interest on interfinancing received loans (received call)	35	1,999
Interest on other financing from financial institutions	12	7
Interest on other liabilities from financial intermediation	45,350	29,589
Interest on subordinated bonds	58,332	37,541
Other interest	1,603	1,653
CER adjustment	5,975	2,121
Contribution to Deposit Guarantee Fund	39,179	32,620
Other	485,485	312,294
	3,201,439	1,812,846

GROSS INTERMEDIATION MARGIN - GAIN	4,185,606	2,363,637

C. PROVISION FOR LOAN LOSSES	299,040	242,420

D. SERVICE-CHARGE INCOME
Related to lending transactions	37,421	87,585
Related to deposits	1,300,203	957,458
Other commissions	34,558	23,642
Other	760,208	544,796
	2,132,390	1,613,481

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014	06/30/2013

E. SERVICE-CHARGE EXPENSE
Commissions	129,046	95,413
Other	421,075	317,874
	550,121	413,287

F. ADMINISTRATIVE EXPENSES
Personnel expenses	1,440,819	1,138,657
Directors' and statutory auditors' fees	129,949	46,771
Other professional fees	88,846	65,382
Advertising and publicity	47,804	41,248
Taxes	151,036	101,562
Depreciation of equipment	62,337	47,329
Amortization of organization costs	57,363	40,475
Other operating expenses	370,913	268,169
Other	187,777	131,417
	2,536,844	1,881,010

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,931,991	1,440,401

G. OTHER INCOME
Income from long-term investments	11,128	5,735
Penalty interest	26,932	20,679
Recovered loans and allowances reversed	53,439	60,995
CER adjustments	69	31
Others	72,913	50,072
	164,481	137,512

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	1,443	17
Charges for other receivables uncollectibility and other allowances	26,908	27,498
Depreciation and loss of other assets	1,526	2,055
Goodwill amortization	7,026	7,026
Other	46,650	32,204
	83,553	68,800

MINORITY INTEREST IN SUBSIDIARIES	(12,142)	(8,030)

NET INCOME BEFORE INCOME TAX - GAIN	3,000,777	1,501,083

I. INCOME TAX	1,081,837	582,806

NET INCOME FOR THE PERIOD - GAIN	1,918,940	918,277

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014	06/30/2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	13,512,271	10,526,353
Cash at the end of the period	13,090,005	8,815,013
Net decrease in cash	(422,266)	(1,711,340)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(6,445,379)	(778,981)
Loans
To the financial sector	(397,779)	(119,599)
To the non-financial government sector	49,813	19,735
To the non-financial private sector and foreign residents	4,692,326	751,025
Other receivables from financial intermediation	(2,621,790)	(1,773,998)
Receivables from financial leases	48,978	(22,224)
Deposits
From the financial sector	645	(108)
From the non-financial government sector	2,265,120	26,192
From the non-financial private sector and foreign residents	2,979,907	1,887,103
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(131)	(2,281)
Others (except liabilities included under financing activities)	597,786	(234,989)
Collections related to service-charge income	2,125,500	1,600,098
Payments related to service-charge expenses	(536,966)	(391,631)
Administrative expenses paid	(2,484,205)	(1,795,380)
Payment of organization and development costs	(93,097)	(64,508)
Net collections from penalty interest	26,931	20,662
Differences from payments related to court orders	(1,785)	(3,887)
Collections of dividends from other companies	3,596
Other collections related to other income and losses	67,422	53,001
Net payments from other operating activities	(1,023,675)	(426,675)
Payment of income tax / minimum presumed income tax	(988,410)	(500,994)
Net cash flows used in operating activities	(1,735,193)	(1,757,439)

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014	06/30/2013
Investing activities
Net payments for bank premises and equipment	(134,617)	(77,252)
Net payments for other assets	(140,786)	(39,348)
Other collections for investing activities		(2,385)
Net cash flows used in investing activities	(275,403)	(118,985)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(36,255)	(22,532)
Central Bank of Argentina:
Other	103	(1,295)
Banks and International Institutions	84,861	(182,635)
Subordinated corporate bonds	(59,460)	(39,093)
Financing received from Argentine financial institutions	(1,711)	13,252
Net cash flows used in financing activities	(12,462)	(232,303)

Financial income and holding gains on cash and cash equivalents	1,600,792	397,387

Net decrease in cash	(422,266)	(1,711,340)

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014	12/31/2013

COMMERCIAL

In normal situation	16,974,687	16,157,610
With Senior “A” guarantees and counter-guarantees	1,051,539	1,054,102
With Senior “B” guarantees and counter-guarantees	3,027,243	2,991,706
Without Senior guarantees or counter-guarantees	12,895,905	12,111,802

Subject to special monitoring	111,220	102,511
In observation
With Senior “A” guarantees and counter-guarantees		1,993
With Senior “B” guarantees and counter-guarantees	33,688	35,970
Without Senior guarantees or counter-guarantees	77,532	64,548

Troubled	28,041	22,650
With Senior “B” guarantees and counter-guarantees	12,554	13,060
Without Senior guarantees or counter-guarantees	15,487	9,590

With high risk of insolvency	258,149	222,106
With Senior “B” guarantees and counter-guarantees	120,649	75,006
Without Senior guarantees or counter-guarantees	137,500	147,100

Irrecoverable	12,416	8,385
With Senior “B” guarantees and counter-guarantees	3,057	3,729
Without Senior guarantees or counter-guarantees	9,359	4,656

Subtotal Commercial	17,384,513	16,513,262

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014	12/31/2013

CONSUMER

Performing	23,981,598	23,892,347
With Senior “A” guarantees and counter-guarantees	334,380	315,925
With Senior “B” guarantees and counter-guarantees	1,692,214	1,713,576
Without Senior guarantees or counter-guarantees	21,955,004	21,862,846

Low risk	427,225	341,018
With Senior “A” guarantees and counter-guarantees	1,934	1,683
With Senior “B” guarantees and counter-guarantees	21,719	16,884
Without Senior guarantees or counter-guarantees	403,572	322,451

Medium risk	287,978	225,864
With Senior “A” guarantees and counter-guarantees	253	1,185
With Senior “B” guarantees and counter-guarantees	7,586	7,137
Without Senior guarantees or counter-guarantees	280,139	217,542

High risk	188,564	144,006
With Senior “A” guarantees and counter-guarantees	94	576
With Senior “B” guarantees and counter-guarantees	7,200	5,013
Without Senior guarantees or counter-guarantees	181,270	138,417

Irrecoverable	79,871	65,486
With Senior “B” guarantees and counter-guarantees	8,181	9,218
Without Senior guarantees or counter-guarantees	71,690	56,268

Irrecoverable according to Central Bank's rules	198	287
Without Senior guarantees or counter-guarantees	198	287

Subtotal Consumer	24,965,434	24,669,008
Total	42,349,947	41,182,270

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT	ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of June 30, 2014 and December 31, 2013 and (ii) the statements of income and cash flows for the six-month periods ended June 30, 2014 and 2013, with the financial statements as of each respective date, of the subsidiaries listed in Note 1.2..

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of June 30, 2014):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities S.A. (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 1,619).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the six-month period ended June 30, 2014, and the year ended December 31, 2013.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the six-month periods ended June 30, 2014 and 2013, were converted into pesos, as described in (a) above, In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of June 30, 2014, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	265,834	2,161,950

Liabilities	222,248	1,807,478

Shareholders’ equity	43,586	354,472

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of June 30, 2014:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	65,651,788	6,081,611	2,161,950	225,539	1,262,174	72,858,714

Liabilities	55.720,562	5,273,381	1,807,478	136,906	10,839	62,927,488

Shareholders’ equity	9,931,226	808,230	354,472	88,633	1,251,335	9,931,226

Income	1,918,940	120,059	75,173	19,765	214,997	1,918,940

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A., (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	06/30/2014	12/31/2013	06/30/2013

Cash	9,992,996	12,860,529	8,323,095

Government and private securities
Holdings booked at market value	1,179,235	638,762	468,508
Instruments issued by the Central Bank	1,917,774	12,980	23,410
Cash and cash equivalents	13,090,005	13,512,271	8,815,013

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements as of June 30, 2014 and 2013, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 76,900 and 49,800, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of June 30, 2014, the Bank made income tax prepayments for 27,142 for the 2014 tax year, which will be applied to the tax amount assessed in the 2014 tax return.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7. to the stand-alone financial statements, certain assets are restricted as follows:

Item	06/30/2014	12/31/2013

3.1. Banco del Tucumán S.A.:
Other receivables from financial intermediation
• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	82,178	71,136
Subtotal other receivables from financial intermediation	82,178	71,136

Other receivables
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	8,850	8,175
Subtotal other receivables	8,850	8,175
Total	91,028	79,311

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Item	06/30/2014	12/31/2013

3.2. Macro Securities S.A.:
Investments in other companies
• Other	1,453	1,453
Total	1,453	1,453

4.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 8. to the stand-alone financial statements, the consolidated financial statements as of June 30, 2014 and December 31, 2013, include assets amounted to 20,389 and 80,055, generated by Loans, liabilities amounted to 846,804 and 494,816 generated by Deposits, and memorandum accounts amounted to 1,049,245 and 537,998, mainly generated by Items in custody, respectively.

Additionally, as of June 30, 2014 and 2013, net income generated by those transactions amounted to 2,871 and 3,913, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 512 and 472, respectively. Net income from those transactions for the periods in the above mentioned dates amount to 3 and 2, respectively. Both balances and income were eliminated in the consolidation process.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

5.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of June 30, 2014:

			Decreases
Breakdown	Balances at beginning of fiscal year	Increases	Charge off	Reversals	Balances at end of the period

Allowances

For loans	1,006,495	337,792	220,626	10,057	1,113,604

For other receivables from financial intermediation	232,290	7,241	1,760	871	236,900

For receivables from financial leases	5,015	617		171	5,461

For interests in other companies	1,330	335		79	1,586

For other receivables	6,929	1,053	39	337	7,606

Total	1,252,059	347,038	222,425	11,515	1,365,157

Provisions

For contingent commitments	4,806	9		951	3,864

For other contingencies	131,274	19,874	12,675	229	138,244

For differences from court deposits dollarization	23,301	6,566		231	29,636

Total	159,381	26,449	12,675	1,411	171,744

6.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of June 30, 2014 and December 31, 2013:

Type of contract / underlying asset	06/30/2014	12/31/2013

Futures / foreign currency	1,499,589	4,591,016

Repo transactions / Federal Government Securities	3,467,870	841,502

Forward contracts / foreign currency	467,131	435,595

Swaps / Other	35,000	50,000

Options / Other	8,330	6,676

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Additionally, positions of transactions effective as of June 30, 2014 and December 31, 2013 are as follows:

Transaction	06/30/2014	12/31/2013

Net position of repurchase agreements	(3,467,870)	(515,602)

Net asset position of forward transactions without delivery of the underlying asset	82,496	806,959

Interest rate swap	35,000	50,000

Position of put options taken	8,330	6,676

7.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of June 30, 2014 and December 31, 2013, Banco del Tucumán S.A., manages the following portfolios:

	Managed portfolio as of
Item	06/30/2014	12/31/2013
• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	15,974	16,031

• On October 30, 2012, Banco del Tucumán S.A., Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	2,834	19,454

• Other managed portfolios.	18,241	16,194
Total	37,049	51,679

8.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of June 30, 2014 and December 31, 2013:

8.1.	Financial trusts for investment purposes

Financial trust	06/30/2014	12/31/2013

Certificates of participation:

Sat Sapem I	11,891	14,614
Tucumán Personal I	3,261	9,191
Subtotal certificates of participation	15,152	23,805

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Financial trust (Cont.)	06/30/2014	12/31/2013

Debt securities:
Megabono		717
Subtotal debt securities		717
Total	15,152	24,522

8.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 15.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiary Banco del Tucumán S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of June 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 2,984 and 19,586, respectively.

8.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3. to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of June 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 448,404 and 392,985, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013
Name	Market or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		531,555	26,176
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		491,019
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		336,906	471,066
Federal government bonds in US dollars at 7% - Maturity: 2015		273,128	44,193
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		116,159	308,235
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		70,096	3,427
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016		52,256	50,566
Federal government bonds in US dollars at 8.75% - Maturity: 2024		47,300
Consolidation bonds in pesos - 6° Serie at 2% - Maturity: 2024		42,016	17,663
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019		31,558
Other		90,950	368,753
Subtotal government securities at market value - Local		2,082,943	1,290,079
- Foreign
Treasury Bill - Maturity 07-03-2014		260,246
Treasury Bill - Maturity 07-17-2014		235,847
Treasury Bill - Maturity 07-24-2014		227,714
Treasury Bill - Maturity 07-31-2014		243,977
Treasury Bill - Maturity 07-10-2014		211,451
Treasury Bill - Maturity 01-16-2014			560,546
Treasury Bill - Maturity 01-09-2014			78,216
Subtotal government securities at market value - Foreign		1,179,235	638,762
Subtotal government securities at market value		3,262,178	1,928,841
Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017			88,928
Subtotal government securities under repo transactions with Central Bank of Argentina			88,928
Government securities at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019	193,385	194,911
Argentine saving bond for the economy development in US dollars at 4% - Maturity: 07-27-2016	130,172	122,818	98,437
Province of Chaco Treasury Bills - Maturity: 07-25-2014	15,762	15,762
Province of Entre Ríos Treasury Bills - Maturity: 07-24-2014	15,687	15,687
Province of Tucumán Bonds - 1° Series in pesos - Maturity: 2018	5,346	3,905	4,225
Province of Tucumán Bonds - 2° Series in dollars at 9.45% - Maturity: 2015	1,203	1,203	1,281
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014			98,759
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014			37,435
Debt Securities Class 1 - Chubut development and infraestructure bond in US dollars at 4% - Maturity: 10-21-2019			10,376
Subtotal government securities at amortized cost		354,286	250,513

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013
Name	Market or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-10-2014		793,402
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-16-2014		445,741
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-02-2014		94,953
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014			12,980
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		1,334,096	12,980

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-01-2014		2,718,340
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-28-2015		326,758
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-19-2014		146,427
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-10-2014		37,662
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-27-2014		35,451
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-08-2014		15,103
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014		11,680
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014			21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014			21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014			12,750
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014			12,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014			11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014			4,674
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		3,291,421	85,064

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-13-2014		760,352
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-10-2014		683,119
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-24-2014		621,646
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-06-2014		594,530
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-03-2014		515,927
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-27-2014		500,438
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-08-2014		494,384
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-30-2014		440,889
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-23-2014		355,576
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-01-2014		290,559
Other		624,581
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		5,882,001

Subtotal instruments issued by the Central Bank of Argentina		10,507,518	98,044

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2014		12/31/2013
Name	Market or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		10,507,518	98,044

Central Bank of Argentina Notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 07-23-2014		336,480
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 08-20-2014		329,000
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		665,480

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity 07-23-2014	52,575	52,575
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity 04-23-2014			39,340
Subtotal Central Bank of Argentina Notes - Under repo Transactions		52,575	39,340

Central Bank of Argentina Internal Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2014			35,647
Subtotal Central Bank of Argentina Internal Notes at amortized cost - Own portfolio			35,647
Total Instruments issued by the Central Bank of Argentina		11,225,573	173,031
Total Government securities		14,842,037	2,441,313

INVESTMENTS IN LISTED PRIVATE SECURITIES
Tenaris S.A.		2	2
Siderar S.A.		1	1
Total investment in listed private securities		3	3

Total government and private securities		14,842,040	2,441,316

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 22, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director